Exhibit 99.1

Organigram Selected by Canada’s Top 100 Employers

Atlantic Canada’s Top Employer competition recognizes forward-thinking, progressive organizations

MONCTON, New Brunswick--(BUSINESS WIRE)--January 9, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has been chosen as one of Atlantic Canada’s Top Employers.

“We’re proud to accept this award, which demonstrates our exceptional teams’ ability to manage rapid growth while ensuring employee satisfaction, skills training and a vibrant company culture are priorities for the organization,” said Greg Engel, CEO, Organigram.

The annual competition, organized by the editors of Canada’s Top 100 Employers, recognizes exceptional workplaces in Canada’s four Atlantic provinces. Employers are evaluated by a set of criteria, including physical workplace, work atmosphere, performance management and training, skills and development. Employers are compared to other organizations in similar fields to determine which offer the most progressive and forward-thinking programs.

Today, Organigram employs around 800 full-time staff. Between 2017 and 2019, the Company’s workforce grew tenfold, with the majority of population growth concentrated at the Company’s Moncton, New Brunswick production facility. Organigram is one of Moncton’s largest private-sector employers.

“As our region’s largest licensed producer, we consider it important to set a standard for a supportive and progressive workplace culture,” Engel said. “With the rapid growth Organigram has experienced in a few short years, we’re incredibly proud of our internal teams’ demonstrated ability to foster an environment where our staff can work, grow and thrive in their positions.”

The competition is a Mediacorp Canada Inc. initiative. The nation's largest publisher of employment periodicals also operates Eluta.ca, one of Canada's largest job search engines, which reaches millions of users annually and features editorial reviews from the Canada's Top 100 Employers project.

Winners were announced in a special editorial feature within Atlantic Business Magazine’s January 2020 issue, distributed across the region on January 9. With more than a quarter-million readers, Atlantic Business is the pre-eminent business magazine covering Canada's four Atlantic provinces. Now in its 30th year, Atlantic Business reaches a huge audience of decision-makers across the region, 90% of whom hold senior management positions. To read the full winners’ list and Reasons for Selection, visit https://www.canadastop100.com/atlantic/.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653